UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: July 31, 2009
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25
SEC FILE NUMBER
000-14859
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2008

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Garb Oil and Power Corporation

Full Name of Registrant

n/a

Former Name if Applicable

1588 South Main Street, Suite 200

Address of Principal Executive Office (Street and Number)

Salt Lake City, UT 84115

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

John C. Brewer, Registrant’s Chief Executive Officer and Principal Executive, Financial, and Accounting Officer was admitted to the hospital on approximately August 28, 2008, for a scheduled heart procedure. During the procedure complications arose and Mr. Brewer’s condition worsened. He was transferred to the intensive care unit for two or three days. After release from the hospital Mr. Brewer was placed in a care facility and has remained there. His release is imminent. Mr. Brewer since the onset of his health difficulties has been to the office three times for periods of short duration. Although his health improved, he still lacks vigor and strength. His health condition has slowed the preparation of he Form 10-K and the audit process for the June 30, 2008, financial statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wallace T. Boyack	801	278-9925
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Garb Oil and Power Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2008	By	/s/ Matthew Shepard
Matthew Shepard
President